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Christopher A. Butner Assistant Corporate Secretary Corporate Governance--Legal	Corporate Governance 6001 Bollinger Canyon Road San Ramon, CA 94583 Tel 925 842 2796 Fax 925 842 2846 CButner@chevron.com

By Electronic Transmission

April 10, 2008

Donna Levy, Esq.
Mail Stop 7010
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:
Chevron Corporation
Preliminary Proxy Statement on Schedule 14A ("Preliminary Proxy Statement")
Filed on April 1, 2008
File No. 001-00368

Dear Ms. Levy:

In connection with the above-referenced filing, this letter is in response to our discussion on April 10 relating to the proposal to amend Chevron's Certificate of Incorporation to increase the number of shares of authorized common stock (the "Proposal"). You requested that Chevron state whether it has any present plans to issue the shares subject to the increase. In response, Chevron intends to revise the disclosure in the Proposal to include the statement that the Board has no present plans to issue the shares. Attached hereto is an excerpt from the Preliminary Proxy Statement reflecting the addition of this statement as the last sentence of the second paragraph of the Proposal. Thank you for your consideration in this matter.

Very truly yours,

/S/ CHRISTOPHER A. BUTNER

Christopher A. Butner

Proposal to Amend Chevron's Restated Certificate of Incorporation

(Item 3 on the proxy form)

PROPOSAL TO AMEND CHEVRON'S RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF CHEVRON COMMON STOCK

Your Board unanimously recommends amending the Company's Certificate of Incorporation to increase the number of authorized shares of Chevron common stock from 4,000,000,000 shares to 6,000,000,000 shares. The amendment would not change the number of authorized shares of preferred stock or the par value per share of any stock.

The primary reason your Board is recommending this amendment is to provide the Board with the flexibility to declare a stock split in the form of a stock dividend, without the time and expense required for a separate stockholder vote. Currently, the shares of Chevron common stock available for issuance are not sufficient to accommodate a two-for-one stock split. The additional shares could also be used for a wide variety of corporate purposes, including financings, corporate mergers and acquisitions, issuances under equity compensation plans, and other general corporate uses. The Board does not have any present plans to issue the additional shares.

As of March 31, 2008, there were approximately [X,XXX,XXX,XXX] billion shares of Chevron common stock outstanding, leaving approximately [X,XXX,XXX,XXX] billion shares of Chevron common stock (including [XXX,XXX,XXX] million Treasury shares) available for future issuance. No shares of Chevron preferred stock are issued and outstanding.

The additional shares of common stock will, if and when issued, be identical to the shares of Chevron common stock now authorized and outstanding. The increase in authorized shares will not affect the rights of current stockholders, but issuance of the shares could decrease each existing stockholder's proportionate equity ownership.

The additional shares can be issued by the Board, without further stockholder action except as required by law or stock exchange regulations. The Board believes that this flexibility is in the best interests of the Company and its stockholders. The resolution adopted by the Board recommending this proposal states:

  RESOLVED: That the Board of Directors of the Corporation hereby approves and declares it advisable that the Certificate of Incorporation be amended (the "Amendment") by deleting in its entirety the first sentence of the existing paragraph 1 of Article IV and substituting the following:

  "The total of shares of all classes of stock which the Corporation shall have authority to issue is six billion one hundred million (6,100,000,000), of which one hundred million (100,000,000) shares shall be Preferred Stock of the par value of one dollar ($1.00) per share, and six billion (6,000,000,000) shares shall be Common Stock of the par value of seventy-five cents ($0.75) per share."

Vote Necessary to Approve the Amendment and Effectiveness

The affirmative vote of the holders of a majority of the outstanding shares of all stock entitled to a vote at the Annual Meeting is required for approval of this Proposal 3. If you "abstain" or otherwise do not vote on the proposal, it has the same effect as a vote against the amendment.

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Proposal to Amend Chevron's Restated Certificate of Incorporation (Concluded)

If this Proposal 3 is approved, the amendment to the Certificate of Incorporation will become effective upon filing the Restated Certificate of Incorporation (as shown in the Appendix) with the Delaware Secretary of State.

Recommendation of the Board

Your Board unanimously recommends that you vote FOR the proposal to amend the Company's Certificate of Incorporation to increase the number of authorized shares of Chevron common stock.

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Proposal to Amend Chevron's Restated Certificate of Incorporation